Exhibit 99.1

Global Engine Group Holding Limited Announces Closing of the Underwriter’s Over-Allotment Option in Connection with its Initial Public Offering

Hong Kong, October 18, 2024 (GLOBE NEWSWIRE) -- Global Engine Group Holding Limited (the “Company” or “GLE”), a Hong Kong-headquartered integrated solutions provider in information communication technologies (“ICT”), today announced that it closed the sale of an additional 300,000 ordinary shares of the Company, pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with the Company’s initial public offering (“IPO”, together with such over-allotment closing, the “Offering”), at the IPO price of $4 per share, less underwriting discounts. As a result, the Company has raised gross proceeds of $1,200,000 in addition to the previously announced IPO gross proceeds of $8,000,000, before deducting underwriting discounts and offering expenses.

The Offering was conducted on a firm commitment basis. R.F. Lafferty & Co., Inc. (the “Underwriter”) acted as the sole underwriter for the Offering. Robinson & Cole LLP acted as U.S. counsel to the Company, and Winston & Strawn LLP acted as U.S. counsel to the Underwriter, in connection with the Offering.

A registration statement on Form F-1 (File No. 333-266919) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the "SEC") and was declared effective by the SEC on September 16, 2024. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from R. F. Lafferty & Co., Inc by email at offerings@rflafferty.com or via standard mail to R. F. Lafferty & Co., Inc, 40 Wall Street, 27th Floor, New York, NY 10005. In addition, a copy of the final prospectus can also be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Global Engine Group Holding Limited

Global Engine Group Holding Limited is an integrated solutions provider that operates via a wholly-owned subsidiary incorporated in Hong Kong to deliver (i) ICT solution services which include the cloud platform deployment, IT system design and configuration, maintenance, data center colocation and cloud services; (ii) technical services which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as IoT projects; and (iii) project management services which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers, to drive business outcomes and innovation for its customers. GLE’s target customer groups include: (i) small to medium-sized telecom operators and ICT service providers seeking expansion in Hong Kong and the South East Asian market; (ii) data center and cloud computing services providers; and (iii) Internet-of-things (“IoT”) solutions providers. For more information, please visit: www.globalengine.com.hk; ir.globalengine.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:
Underwriters
R. F. Lafferty & Co., Inc.
40 Wall Street, 27th Floor
New York, NY 10005
(212) 293-9090
offerings@rflafferty.com

Investor Relations
WFS Investor Relations Inc.
Janice Wang, Managing Partner
Email: services@wealthfsllc.com
Phone: +86 13811768599
+1 628 283 9214